Exhibit 99.2

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

5A. Operating Results

We design, manufacture, and distribute mobile phones and other consumer electronics through our operation plants in China. Our products are categorized into the following major categories: feature phone, smartphone, notebook computer and mobile phone accessories. Most of our products are produced to fulfill OEM/ODM orders received from our long-term clients and sold globally, including India, Brazil, the United States, and other emerging markets in South Asia and Africa as well as Europe. The following charts display our products contribution for the six months ended September 30, 2023 and 2024.

We derive our revenues mainly from feature phone, smart phone and notebook computer. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	Six months ended September 30,
	2023		2024
Category	Amount	%	Amount		%
	RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	48,413	57.7	39,997	5,700	28.9
Smart phone	22,295	26.6	55,314	7,882	40.0
Others	13,218	15.7	43,094	6,140	31.1
Total	83,926	100	138,405	19,722	100

The following table sets forth our revenues by geographic region and as a percentage of revenue for the fiscal six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023		2024
Category	Amount	%	Amount		%
	RMB		RMB	US$
	(in thousands, except for percentages)
PRC	58,495	69.7	104,550	14,898	75.5
Hong Kong	-	-	33,855	4,824	24.5
Africa	6,662	7.9	-	-	-
The United States	7,831	9.3	-	-	-
Mexico	7,375	8.8	-	-	-
South America	-	-	-	-	-
Japan	3,563	4.3	-	-	-
Total	83,926	100	138,405	19,722	100

Overview

The table below sets forth certain line items from our consolidated statement of comprehensive loss for the fiscal six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Revenues	83,926	138,405	19,722
Costs of sales	79,980	132,417	18,869
Gross profit	3,946	5,988	853
Operating expenses	13,746	128,605	18,327
Other expenses (income), net	(5,458)	(2,295)	(327)
Interest expenses	1,960	1,809	258
Loss before income taxes	(11,760)	(127,376)	(18,152)
Income tax expenses	(85)	(59)	(8)
Loss from discontinued operation	91	-	-
Net loss	(11,766)	(127,317)	(18,144)

●	Revenue increased 64.9% from RMB 83.93 million for the six months ended September 30, 2023 to RMB 138.41 million (US$19.72 million) for the six months ended September 30, 2024. The period-on-period increase was RMB54.48 million mainly due to the notebook computer sales under the promotional efforts the Company made for the period.

●	Gross profit margin decreased from 4.7% for six months ended September 30, 2023 to 3.8% for the six months ended September 30, 2024 mainly attributable to the aggressive sales policy the Company adopted in response to the fierce market competition.

●	Net loss was RMB 127.32 million (US$18.14 million), compared to net loss of RMB 11.77 million during the same period of last year. This was mainly caused by the share-based compensation expenses in RMB 110.82 million incurred in current period.

Comparison of the six months ended September 30, 2024 and 2023

Revenue

Revenue for the six months ended September 30, 2024 was RMB 138.41 million (US$19.72 million), an increase of RMB54.48 million, or 64.9%, from RMB83.93 million for the same period of 2023 mainly attributable to the notebook computer sales under the promotional efforts the Company made for the period..

Cost of sales

Cost of sales for the six months ended September 30, 2024 was RMB132.42 million (US$18.87 million), an increase of RMB52.44 million, or 65.6%, from RMB 79.98 million for the same period of last year. The increase was in line with the increase in sales volume.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import screens and mother boards from overseas and purchase camera, battery and electronic components from domestic markets for mobile phone processing and assembling.

Gross profit

Gross profit for the six months ended September 30, 2024 was RMB5.25 million (US$0.85 million), representing an increase of RMB 1.3 million, or 32.9%, from the gross profit of RMB3.95 million for the same period of 2023 as forementioned.

Overall gross profit margin for the six months ended September 30, 2024 was 3.8%, or 0.9 percentage points lower, as compared to gross profit margin of 4.7% for the same period of 2023.

Operating expenses

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Selling expenses	3,393	5,245	747
General and administrative expenses(1)	10,984	122,711	17,474
R&D related expenses(1)	4,827	5,894	853
Other (income) expenses, net	(5,458)	(2,295)	(327)
Total	13,746	131,555	18,746

(1)	These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other expenses, net. Operating expenses increased by RMB 117.81 million, or 857.0%, from RMB13.75 million for the six months ended September 30, 2023 to RMB 131.56 million (US$18.75 million) for the six months ended September 30, 2024.

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The increase in selling expense was mainly due to the increase on promotional expenses for the six month ended September 30, 2024..

General and administrative expenses primarily include salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies. It increased by RMB111.73 million, or 1017.2%, from RMB10.98 million for the six months ended September 30, 2023 to RMB122.71 million (US$17.47 million) for the six months ended September 30, 2024, mainly attributable to the share-based compensation expenses in RMB110.82 million incurred in current period.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. It increased by RMB0.85 million, or 22.1%, from RMB4.83 million for the six months ended September 30, 2023 to RMB5.89 million (US$0.85 million) for the six months ended September 30, 2024, mainly attributable to the increase in consumable materials.

Other expenses (income), net for the six months ended September 30, 2024 was net income of RMB2.30 million (US$0.33 million), as compared to net income of RMB5.46 million for the same period of 2023. The decrease in net income was mainly attributed to change in exchange rate of U.S. Dollar against RMB.

Income tax benefits

Income tax benefit is RMB85 million and RMB 59 million for the six months ended September 30, 2023 and 2024.

Net loss

Net loss was RMB127.32 million (US$18.14 million) for the six months ended September 30, 2024 compared to net loss of RMB11.77 million for the six months ended September 30, 2023.

5B. Liquidity and Capital Resources

As of September 30, 2024, the Company had current assets of RMB 631 million (US$90 million) and current liabilities of RMB308 million (US$44 million), resulting in a working capital surplus of approximately RMB323 million (US$46 million). As of March 31, 2024, the Company had current assets of RMB578 million and current liabilities of RMB 273 million, resulting in a working capital surplus of approximately RMB305 million.

The Company had accumulated deficit of RMB209 million and RMB336 million (US$48 million) as of March 31, 2024 and September 30, 2024, respectively. For the six months ended September 30 2024, the Company incurred a net loss of RMB126 million (US$18 million).

We continues to focus on improving operational efficiency and cost reductions, developing core cash-generating business and enhancing efficiency. We expect that the existing and future cash generated from operation will be sufficient to fund the future operating expenses and capital expenditure requirements. In addition, we are also working on raising additional funding to finance the operations as well as business expansion.

Cash and Cash Equivalents and restricted cash

The following table sets forth certain historical information with respect to our statements of cash flows:

	Six months ended September 30,
	2023	2024
	RMB	RMB	USD
	(in thousands)
Net Cash Used in Operating Activities	(13,083)	(8,342)	(1,190)
Net Cash Provided by Financing Activities	19,583	37,136	5,292
Effect of exchange rate changes on cash and cash equivalents	1,527	(127)	(16)
Net Increase in Cash and Cash Equivalents	8,027	28,667	4,086

We had cash, cash equivalent and restricted cash of approximate RMB77 million and RMB 106 million (US$15 million) as of March 31, 2024 and September 30, 2024, respectively.

Net cash used in operating activities was RMB 8 million (US$1.1 million) for the six months ended September 30, 2024 as compared with net cash used in operating activities of RMB13 million for the same period of 2023.

Net cash provided by financing activities for six months ended September 30, 2024 was RMB37 million (US$ 5 million) as compared to net cash provided by financing activities of RMB20 million for the same period of 2023. The net cash inflow was mainly attributed to loans from a shareholder.

Contractual Obligations

In December 2017, UTime SZ signed a property sale contract with Shenzhen Fumeibang Technology Co., Ltd (“Fumeibang”), previously known as “BuTa Entertainment” for selling office real estate in Nanshan District, Shenzhen, China for a cash price of RMB20.1 million (US$3.1 million). BuTa Entertainment agreed to lease the office estate back to the Company for a term of up to 3 years, with an annual rental payment of approximately RMB1.0 million (US$0.15 million). According the lease agreement, the eleven months from February 2018 to December 2018 is free of rental charge.

In September 2019, UTime SZ signed a lease agreement with Fumeibang for a term of one year, with an annual rental payment of approximately RMB1.0 million (US$0.15 million) and was most recently renewed on April 1, 2023.

On September 1, 2017, UTime GZ entered a lease agreement with Guizhou Jietongda Technology Co., Ltd. (“Jietongda”). Jietongda agreed to lease the factory building located in Xinpu District of Guizhou, China to UTime GZ, for a term of up to 4.5 years, with an annual rental payment of approximately RMB 4.2 million (US$0.6 million).

During the year ended March 31, 2020, UTime GZ entered into supplementary agreement with Jietongda and modified the original warehouse lease contract effective since September 1, 2017. Total lease amount reduced from RMB18.9 million (US$2.7 million) to RMB7.5 million (US$1.1 million) for the 4 years and 6 months’ lease period.

On September 1, 2017, UTime GZ entered into a lease agreement with Jietongda. Jietongda agreed to lease the equipment for processing mobile phones to UTime GZ, for a term of up to 5 years, with an annual rental payment of approximately RMB0.6 million (US$0.1 million).

In November 2021, UTime Guangxi entered into a Factory Lease Agreement to lease Factory for production from Nanning Industrial Investment Group Cp., Ltd, for a term of up to 5 years, with a monthly rental payment of RMB 384,853.8 (including 6 months rent-free period).

In March 2022, UTime Guangxi entered into a Lease Agreement to lease dormitory for staff from Nanning Industrial Investment Group Cp., Ltd, for a term from March 25, 2022 to March 31, 2027, with a monthly rental payment of RMB 30,706.06.

The following table sets forth our contractual obligations as of September 30, 2024, which included the lease and loan arrangement described above:

Payments due by period (in thousands)
Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Short term borrowings	58,997		58,997	-	-
Operating lease payments	13,537		4,575	4,575	4,387
Total	72,534		63,572	4,575	4,387

Recent Developments

Resignation of Officer

On October 24, 2024, Mr. Shibin Yu resigned from his position as the CFO of the Company. Mr. Yu’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices

Appointment of the Interim CFO

On October 25, 2024, the board of directors of the Company appointed Ms. Hengcong Qiu, the current CEO of the Company, to be the interim CFO, until a permanent candidate for the CFO position is confirmed.

November 2024 Private Placement

On November 7, 2024, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell up to an aggregate of 180,000,000 units, each Unit consisting of one ordinary share of the Company, par value $0.0001 per share and three warrants, each to purchase one Share with an initial exercise price of $0.388 per Share, at a price of $0.155 per Unit, for an aggregate purchase price of approximately $27.9 million. The Company plans to use net proceeds from such offering to develop its new pharmaceutical division, including the development of a monkeypox vaccine, and to cover laboratory acquisitions, recruitment of talent, and purchase of related equipment, in addition to working capital or other general corporate purposes.

The warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.388 per share for cash. The warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant Shares. The warrants shall expire five years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The closing of the Offering will be subject to the approval of shareholders of the Company and upon the satisfaction or waiver of all of the closing conditions set forth in the SPA.

January 2025 Private Placement

On January 6, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell up to an aggregate of 10,200,000 units, each Unit consisting of one ordinary share of the Company, par value $0.0001 per share and a warrant to purchase three Shares with an initial exercise price of $0.344 per Share, at a price of $0.15 per Unit for an aggregate purchase price of approximately $1.53 million. The net proceeds from such offering will be used for working capital or other general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.344 per Share for cash. The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The closing of the Offering will be subject to the satisfaction or waiver of all of the closing conditions set forth in the SPA.